UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Registered Direct Offering and Concurrent Private Placement

Securities Purchase Agreement

On October 15, 2025, SEALSQ Corp (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with several institutional investors named therein (the “Investors”) pursuant to which the Company agreed to sell and issue in a registered direct offering (the “Registered Offering”) to the Investors 12,640,000 Ordinary Shares, par value US$0.01 per share, at an offering price of $7.50 per share (the “Ordinary Shares”).

The Registered Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333- 286098) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), which was declared effective by the SEC on April 2, 2025 (the “Initial Registration Statement”) and the Registration Statement on Form F-3 MEF (File No. 333-290874), filed by the Company with the SEC under the Securities Act pursuant to Rule 462(b) thereunder on October 15, 2025 (the “Supplemental Registration Statement,” and together with the Initial Registration Statement, the “Registration Statement”). A prospectus supplement to the Registration Statement is expected to be filed with the Commission on or around October 16, 2025.

In a concurrent private placement pursuant to the Purchase Agreement (the “Concurrent Private Placement,” and together with the Registered Offering, the “Offering”), the Company agreed to sell to the Investors (i) unregistered Pre-funded Warrants to purchase up to 14,026,666 Ordinary Shares (the “Pre- funded Warrants”) and (ii) unregistered Class D Warrants to purchase up to 53,333,332 Ordinary Shares (the “Class D Warrants,” and together with the Pre-funded Warrants, the “Private Warrants”) at a combined offering price of $7.50 per Pre-funded Warrant and accompanying Class D Warrants.

The Class D Warrants will be exercisable immediately upon issuance, and have a term of exercise of seven (7) years from the issuance date and an exercise price per share equal to $9.25. Each Pre-funded Warrant is exercisable for one Ordinary Share at $0.0001 per Ordinary Share. The Pre-funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. The exercise price of the Private Warrants and the number of Ordinary Shares issuable upon exercise of the Private Warrants are subject to applicable adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our Ordinary Shares.

The Private Warrants and the Ordinary Shares issuable upon the exercise of the Private Warrants were offered in the Concurrent Private Placement pursuant to the exemption under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the Private Warrants and the Ordinary Shares issuable upon the exercise of the Private Warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pursuant to the Purchase Agreement, the Company has agreed to file one or more registration statements with the SEC covering the resale of the Ordinary Shares issuable upon exercise of the Private Warrants.

The gross proceeds to the Company from the Offering are expected to be approximately $200,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The closing of the Offering is expected to occur on or around October 16, 2025, subject to customary closing conditions.

The following is a brief summary of certain terms and conditions of the Private Warrants.

Fractional shares

No fractional Ordinary Shares are to be issued upon the exercise of the Private Warrants. In lieu of a fractional Ordinary Share, we will, upon exercise, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the nearest whole number the number of Ordinary Shares to be issued upon such exercise.

Exercise limitations

A holder will not have the right to exercise any portion of the Private Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99%, at the election of the holder) of the total number of issued and outstanding Ordinary Shares immediately after giving effect to such exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Private Warrants up to 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Private Warrants.

Transferability

Subject to applicable laws, the Private Warrants may be offered for sale, sold, transferred or assigned without our consent.

Fundamental transactions

Under the Private Warrants, we have agreed that upon consummation of a Fundamental Transaction (as defined below), then, upon any subsequent exercise of the Private Warrants, the holder shall have the right to receive, for each Ordinary Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of common equity of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which such Warrant is exercisable immediately prior to such Fundamental Transaction.

“Fundamental Transaction” means a transaction in which (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company or any Subsidiary, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of greater than 50% of the outstanding Ordinary Shares or greater than 50% of the voting power of the common equity of the Company, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires greater than 50% of the outstanding Ordinary Shares or greater than 50% of the voting power of the common equity of the Company. Notwithstanding the foregoing, a Fundamental Transaction shall not include (i) any merger of the Company, parent of the Company or any of their, direct or indirect, consolidated subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the Ordinary Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, or (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries.

No rights as a shareholder

Except as provided in the Private Warrants, the holder of a Private Warrant, solely in its capacity as holder of a Private Warrant, does not have the rights of a holder of Ordinary Shares including any voting rights, prior to the issuance to the holder of the Ordinary Shares which it is then entitled to receive upon the due exercise of a Private Warrant.

Exchange listing

We do not plan on applying to list the Private Warrants on The Nasdaq Capital Market, any other national securities exchange, or any other nationally recognized trading system.

The foregoing description of the Private Warrants is qualified in its entirety by reference to the full text of the applicable Private Warrant, which are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibits 4.1 and 4.2 and incorporated herein by reference.

Placement Agency Agreement

On October 15, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Company agreed to pay the Placement Agent an aggregate fee equal to 6.0% of the aggregate gross proceeds received by the Company from the sale of the Ordinary Shares and Private Warrants in the Offering. The Company also agreed to reimburse the Placement Agent for up to $100,000 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

The foregoing description of the Placement Agency Agreement is qualified in its entirety by reference to the full text of the Placement Agency Agreement, which is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 10.2 and incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-286098), as amended, the registration statement on Form F-3 MEF of the Company (File No. 333-290874), and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.

Exhibit
No.	Description

4.1	Form of Pre-funded Warrant
4.2	Form of Class D Warrant
5.1	Opinion of Harney Westwood & Riegels (BVI) LP regarding the validity of the securities being registered
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement
23.1	Consent of Harney Westwood & Riegels (BVI) LP (included in Exhibit 5.1)
99.1	Press Release, dated October 15, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2025	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer